Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-220519

September 9, 2019

$1,000,000,000

Encompass Health Corporation

$500,000,000 4.500% Senior Notes due 2028

$500,000,000 4.750% Senior Notes due 2030

Change in Size of Offering

Reference is made to the preliminary prospectus supplement, dated September 9, 2019, to the prospectus dated September 18, 2017 (together, the “Preliminary Prospectus”). The aggregate principal amount of notes to be issued in this offering has been increased from $800,000,000 to $1,000,000,000. The net proceeds received from the $200,000,000 increase, together with available cash on hand, will be used to redeem an additional $200,000,000 in principal amount of the Issuer’s 5.75% senior notes due 2024.

Issuer:	Encompass Health Corporation

Size:	2028 Notes: $500,000,000 2030 Notes: $500,000,000

Maturity:	2028 Notes: February 1, 2028 2030 Notes: February 1, 2030

Coupon:	2028 Notes: 4.500% 2030 Notes: 4.750%

Offering Price:

2028 Notes: 100.00% of face amount plus accrued interest from September 18, 2019 to the Settlement Date

2030 Notes: 100.00% of face amount plus accrued interest from September 18, 2019 to the Settlement Date

Yield to Maturity:	2028 Notes: 4.500% 2030 Notes: 4.750%

Yield to Worst:	2028 Notes: 4.500% 2030 Notes: 4.750%

Interest Payment Dates:	2028 Notes: February 1 and August 1, commencing February 1, 2020 2030 Notes: February 1 and August 1, commencing February 1, 2020

Record Dates:	2028 Notes: January 15 and July 15 2030 Notes: January 15 and July 15

Equity Clawback:	2028 Notes: Up to 35% at 104.50% until February 1, 2023 2030 Notes: Up to 35% at 104.75% until February 1, 2025

Optional Redemption:	2028 Notes: Make-whole call at T + 50 basis points to February 1, 2023, then:
On or after: February 1, 2023 102.250% February 1, 2024 101.125% February 1, 2025 and thereafter 100.000%

2030 Notes: Make-whole call at T + 50 basis points to February 1, 2025, then:
On or after: February 1, 2025 102.375% February 1, 2026 101.583% February 1, 2027 100.792% February 1, 2028 and thereafter 100.000%

Underwriting Discount:	2028 Notes: 1.5% 2030 Notes: 1.5%

Net Proceeds to Issuer Before Expenses:	$985,000,000

Trade Date:	September 9, 2019

Settlement Date*:	T + 7; September 18, 2019

Denomination:	$2,000, and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	2028 Notes: CUSIP: 29261A AA8 ISIN: US29261AAA88 2030 Notes: CUSIP: 29261A AB6 ISIN: US29261AAB61

Distribution:	SEC Registered

Expected Ratings**:	B1/B+ (Moody’s/S&P)

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Barclays Capital Inc.

BofA Securities, Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Regions Securities LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

*

Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

**

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. No report of any rating agency is incorporated by reference herein.

Additional Information

The following disclosures from the Preliminary Prospectus have been supplemented hereby to reflect the increase in the principal amount of the notes:

•

Use of Proceeds: We intend to use the net proceeds from this offering, together with cash on hand, (i) to pay approximately $218 million in connection with the exercise of certain put rights and vested SARs that were provided to certain members of our home health and hospice management team at the time of our acquisition of our home health and hospice business in 2014, (ii) to redeem $400.0 million of our 2024 notes, and (iii) to repay the outstanding borrowings under our revolving credit facility as of June 30, 2019 (which were $335.0 million), with the remaining net proceeds to be used for working capital and other general corporate purposes, including the payment of any additional outstanding borrowings under the revolving credit facility subsequent to June 30, 2019. Our outstanding 2024 notes, which became callable in 2017, mature on November 1, 2024.

•

Capitalization: The table below sets forth our cash and cash equivalents and capitalization as of June 30, 2019 on an as further adjusted basis to give effect to the issuance of the notes offered hereby and the application of the net proceeds of this offering (i) to pay approximately $218 million in connection with the exercise of certain put rights and vested SARs that were provided to certain members of our home health and hospice management team at the time of our acquisition of our home health and hospice business in 2014, (ii) to redeem $400.0 million of our 2024 notes, and (iii) to repay outstanding borrowings under our revolving credit facility (as described in “Use of Proceeds”), as if such offering and application of proceeds had occurred on June 30, 2019.

	As of June 30, 2019
(in millions, except share data)	Actual	As adjusted(1)	As further adjusted
Cash and cash equivalents	$221.7	$4.2	$51.2

Senior secured debt
Advances under revolving credit facility	$335.0	$335.0	$— (2)
Term loan facilities	272.8	272.8	272.8
Finance lease obligations	395.2	395.2	395.2

	1,003.0	1,003.0	668.0

Senior debt
5.125% Senior Notes due 2023	297.0	297.0	297.0
5.75% Senior Notes due 2024	1,095.5	1,095.5	695.5
5.75% Senior Notes due 2025	345.3	345.3	345.3
Notes offered hereby	—	—	1,000.0
Other notes payable	16.9	16.9	16.9

	1,754.7	1,754.7	2,354.7

Total debt	2,757.7	2,757.7	3,022.7

Shareholders’ equity
Common stock, $0.01 par value; 200,000,000 shares authorized; 113,230,774 issued	1.1	1.1	1.1
Capital in excess of par value	2,455.6	2,455.6	2,455.6
Accumulated deficit	(691.7)	(691.7)	(691.7)
Accumulated other comprehensive loss	—	—	—
Treasury stock, at cost (14,584,380 shares)	(489.1)	(489.1)	(489.1)
Noncontrolling interests	307.9	307.9	307.9

Total shareholders’ equity	1,583.8	1,583.8	1,583.8

Total capitalization	$4,341.5	$4,341.5	$4,606.5

(1)	The Alacare Acquisition closed on July 1, 2019. We used cash on hand to fund the purchase price and related fees and expenses in connection with the Alacare Acquisition. The adjustment in this column gives effect to the cash consideration paid as if such payment had occurred on June 30, 2019 and does not include any purchase price adjustments pursuant to ASC 805, Business Combinations.
(2)	As further adjusted, approximately $660.9 million of borrowing capacity would have been available under our revolving credit facility.

•	Expenses: We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $1.9 million.

Other information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Preliminary Prospectus.

The Issuer and its subsidiary guarantors have filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send the prospectus to you if you request it by contacting any of the Joint Book-Running Managers at Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146 or email: prospectus@citi.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, email at Barclaysprospectus@broadridge.com, telephone: (888) 603-5847; BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@bam1.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling (866) 803-9204; Morgan Stanley & Co. LLC, at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, by telephone at (866) 718-1649 or by emailing prospectus@morganstanley.com; RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Leveraged Capital Markets, or by telephone at 1-877-280-1299; Regions Securities LLC, 615 S. College Street 6th Floor, Charlotte, NC 28202, or calling 704-940-5066; SunTrust Robinson Humphrey, Inc., 3333 Peachtree Road, 10th Floor, Atlanta, GA 30326, email: STRHdocs@SunTrust.com, telephone: (800) 685-4786 or Wells Fargo Securities, LLC, Attn: WFS Customer Service, 608 2nd Ave S, Suite 1000, Minneapolis, MN 55402, or (800) 645-9751 Opt 5, or email: wfscustomerservice@wellsfargo.com.

This communication should be read in conjunction with the Preliminary Prospectus. The information in this communication supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

4